CONSENT OF EXPERT
FILED BY SEDAR
March 2, 2011
To:	British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
United States Securities and Exchange Commission

Re:	Fronteer Gold Inc. (the “Corporation”) Management Information Circular dated March 2, 2011 (the “Circular”)
I refer to the technical report entitled “TECHNICAL REPORT ON THE TV TOWER EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY” dated February 15, 2011 (the “Report”), as referenced in the Circular.
This letter is being filed pursuant to Section 8.3 of National Instrument 43-101 — Standards of Disclosure for Mineral Projects as my consent to the use of my name in the Circular and the public filing of the Report and the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the Circular.
I confirm that I have read the Circular, that the written disclosure contained in the Circular fairly and accurately represents the information in the Report that supports the disclosure and that I have no reason to believe that there are any misrepresentations in the disclosure contained in the Circular that are derived from the Report or that are within my knowledge as a result of the services I performed in connection with the Report.
This letter is provided to the persons to which it is addressed pursuant to the requirements of applicable securities legislation and not for any other purpose.
[Signature page follows]

Yours sincerely,

(Signed) Ian Cunningham-Dunlop
Ian R. Cunningham-Dunlop, P. Eng.
Vice President, Exploration Fronteer Gold Inc.